FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Glauber Michael A.	2. Issuer Name and Ticker or Trading Symbol LEG		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President
(Last) (First) (Middle) No. 1 Leggett Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2002
(Street) Carthage, MO 64836		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	12/21/01(1)		G	850	D			D
Common Stock	12/21/01(2)		J(2)	1700	D			D
Common Stock	2/28/02(3)		A	413	A	$25.65		D
Common Stock	8/28/02(4)		A	699	A	(4)		D
Common Stock	8/28/02(5)		A	728	A	(5)		D
Common Stock	12/31/02(6)		A	1082	A	(6)	270,147	D
Common Stock	12/31/02(7)		A	2734	A	(7)	127,207	I	Held in Trust under Issuer's Retirment Plan
Common Stock	12/21/01(2)		J(2)	1700	A		4,635	I	Wife as Trustee
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options	$20							4/11/09	Common Stock			48,500	D
Stock Options	$4.175							12/22/13	Common Stock			1,063	D
Stock Options	$4.18							6/17/16	Common Stock			942	D
Stock Options	$17.69							1/3/11	Common Stock			22,000	D
Stock Options	$.01							6/30/13	Common Stock			47,327	D
Stock Options	$.25							12/11/09	Common Stock			7,400	D
Stock Options	$4.32							12/2/16	Common Stock			29,169	D
Stock Options	$22.30	1/16/02		A	24,000		7/16/03(8)	1/15/12	Common Stock			24,000	D

Explanation of Responses:

(1) Stock gift made at year-end 2001 was inadvertently omitted from the 2001 Form 5.
(2) Not a transaction, merely a change in the nature of beneficial ownership due to a transfer of shares to a trust for grandchildren.
(3) Stock award made to Reporting Person under Issuer's 1989 Flexible Stock Plan in transaction exempt under Rule 16b-3.
(4) Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Stock Unit Program) in transactions exempt under Rule 16b-3. Stock units were acquired in 2002 prior to August 29th at prices ranging from $18.23 to $23.09 per share. The information is presented as of August 28, 2002.
(5) Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Deferred Stock Program) in transactions exempt under Rule 16b-3. Stock units were acquired in 2002 prior to August 29th at prices ranging from $21.71 to $25.78. The information is presented as of August 28, 2002.
(6) Acquisition of stock under Issuer's 1989 Discount Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/02 at values ranging from $16.82 to $22.37 per share. The information is presented as of 12/31/02.
(7) Shares were acquired under Issuer's Restated Stock Bonus Plan through reinvestment of dividends of common stock held in the Plan Trust for fiscal year ended 12/31/02 at prices ranging from $20.66 to 26.04 per share. The information is presented as of 12/31/02.
(8) The option vests in three equal annual installments beginning July 16, 2003.

By: /s/ Michael A. Glauber by John A. Lyckman, Attorney-in-fact **Signature of Reporting Person	1/13/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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